[redacted]

SECURI 08033154 SION

SEC Mail Processing Section
NOV 28 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-[redacted]08369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Young, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield, Suite 110
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Young (248) 729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Young, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature: Al V Lewis]
Notary Public

AL V. LEWIS
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Oct 18, 2012
ACTING IN COUNTY OF OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report of Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON YOUNG, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholder of Ashton Young, Inc.
Troy, Michigan

We have audited the accompanying balance sheets of Ashton Young, Inc. as of September 30, 2008 and 2007 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 21, 2008

ASHTON YOUNG, INC.
BALANCE SHEETS
September 30, 2008 And 2007

ASSETS

	2008	2007
Cash	$ 65,864	$ 138,350
Accounts receivable:		
Brokers, dealers and clearing organization	103,043	89,175
Deposit – clearing organization	25,000	25,000
Other assets:		
Advances to officer and salesmen	90,869	68,229
Deposits	5,000	5,000
	$ 289,776	$ 325,754

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Accounts payable:		
Commissions due salesmen	$ 73,154	$ 99,512
Accrued expenses	7,832	8,709
Federal income tax payable	-	5,290
Single Business Tax payable	-	2,200
Total liabilities	80,986	115,711
Stockholders' equity (Note 4):		
Common stock, par value $1.00 per share; 100,000 shares authorized; 10,906 shares issued	10,906	10,906
Capital in excess of par value	26,541	26,541
Retained earnings	171,343	172,596
Total stockholders' equity	208,790	210,043
	$ 289,776	$ 325,754

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2008 And 2007

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2006	$ 13,748	$ 28,699	$ 155,041	$197,488
Redemption of stock (Note 4)	(2,842)	(2,158)	-	(5,000)
Net income for the year ended September 30, 2007	-	-	17,555	17,555
Balance, September 30, 2007	10,906	26,541	172,596	210,043
Net loss for the year ended September 30, 2008	-	-	(1,253)	(1,253)
Balance, September 30, 2008	$ 10,906	$ 26,541	$ 171,343	$ 208,790

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2008 And 2007

	2008	2007
Income:		
Commissions and fees	$ 953,707	$ 1,011,147
Interest income	17,779	15,125
Total income	971,486	1,026,272
Commissions and clearing charges:		
Commissions paid	698,350	741,747
Clearing charges	18,228	20,975
Total commissions and clearing charges	716,578	762,722
Gross profit from operations	254,908	263,550
Selling, general and administrative expenses	243,161	228,572
Income before provision for taxes	11,747	34,978
Provision for taxes:		
Federal income tax	4,400	7,636
Michigan business taxes	8,600	9,787
Total provision for taxes	13,000	17,423
Net income (loss)	$ (1,253)	$ 17,555

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2008 And 2007

	2008	2007
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 939,839	$ 1,045,650
Interest received	17,779	15,125
Commissions paid	(724,708)	(758,589)
Clearing charges	(18,228)	(20,975)
Deposits paid-clearing organization	-	(25,000)
Other selling, general and administrative expenses paid	(244,038)	(228,016)
Federal income taxes paid	(9,690)	(6,488)
Single business taxes paid	(10,800)	(7,587)
Net cash provided (used) by operating activities	(49,846)	14,120
Cash flows from investing activities:		
Advances (to) from officers and salesmen-net	(22,640)	14,749
Net cash provided (used) by investing activities	(22,640)	14,749
Cash flows from financing activities:		
Redemption of common stock (Note 4)	-	(5,000)
Net cash (used) by financing activities	-	(5,000)
Net increase (decrease) in cash	(72,486)	23,869
Cash at beginning of year	138,350	114,481
Cash at end of year	$ 65,864	$ 138,350
Reconciliation of net income (loss) to net cash provided by operating activities:		
Net income (loss)	$ (1,253)	$ 17,555
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(13,868)	34,503
Deposits-clearing organization	-	(25,000)
Increase (decrease) in:		
Accounts payable	(26,358)	(16,842)
Accrued expenses	(877)	556
Federal income taxes	(5,290)	1,148
Single business taxes	(2,200)	2,200
Total adjustments	(48,593)	(3,435)
Net cash provided (used) by operating activities	$ (49,846)	$ 14,120

See accompanying notes.

Note 1 - ORGANIZATION

Ashton Young, Inc. provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to an officer and a salesman at September 30, 2008 and 2007, in the amount of $90,869 and $68,229, respectively, bear interest at five (5) percent per annum and will be paid from future commissions.

Note 4 – STOCKHOLDERS' EQUITY

During the year ended September 30, 2007, the Company redeemed 2,842 shares of common stock for $5,000 from a shareholder.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2008, the Company's net capital was $97,898 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .83 to 1.

Note 4 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2008 are as follows:

Year ended September 30,	Amount
2009	33,313

The lease agreement includes charges that increase the minimum lease payment for lessor taxes and operating expenses.

For the year ended September 30, 2008 and 2007 the total lease expenses pursuant to the above operating lease amounted to $47,516 and 46,771, respectively, which is included in selling, general and administrative expenses in the attached Statement of Income.

SUPPORTING SCHEDULES

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

1.	Total ownership equity	$ 208,790
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	208,790
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	208,790
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	110,892
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	97,898
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
10.	Net capital	97,898
13.	Net capital requirement	50,000
14.	Excess net capital	$ 47,898

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$80,986
19.	Total aggregate indebtedness liabilities	$80,986
20.	Percentage of aggregate indebtedness to net capital	83%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Ashton Young, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 47,898
Difference due to:	
Adjustment to haircut on securities	(680)
Adjustment of non-allowable assets	(577)
Excess per the Company's Part IIA, FOCUS Report	$ 46,641

ASHTON YOUNG, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2008

Ashton Young, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

END